Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2019

Highlights

For the three months ended March 31, 2019, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•                                          Generated total revenues of $70.5 million, operating income of $32.4 million and net income of $12.9 million

•                                          Generated quarterly Adjusted EBITDA of $54.8 million1

•                                          Generated quarterly distributable cash flow of $25.7 million1

•                                          Reported a distribution coverage ratio of 1.432

•                                          Fleet operated with 99.8% utilization for scheduled operations

Other events:

•                  On May 14, 2019, the Partnership obtained approval to extend the maturity of its $25 million unsecured revolving credit facility maturing in August 2019 with the same commercial terms. The refinancing is expected to close in June, 2019.

•                  On May 15, 2019, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2019 to all common unitholders of record on May 2, 2019. On May 15, 2019, the Partnership also paid a cash distribution to the Series A Preferred unitholders with respect to the quarter ended March 31, 2019 in an aggregate amount equal to $1.8 million.

Financial Results Overview

Total revenues were $70.5 million for the three months ended March 31, 2019 (the “first quarter”) compared to $70.9 million for the three months ended December 31, 2018 (the “fourth quarter”). The decrease was mainly related to two less operational earnings days for the fleet in first quarter. The decrease was partly offset by the full earnings for the first quarter for both Ingrid Knutsen and Torill Knutsen as a result of the completion of their scheduled first special survey drydockings during the fourth quarter.

Vessel operating expenses for the first quarter of 2019 were $14.5 million, an increase of $0.3 million from $14.2 million in the fourth quarter of 2018. The increase was mainly due higher operating costs on average for the fleet due to the strengthening of the Norwegian Kroner (NOK) against the U.S Dollar. The increase was partially offset by decreased costs for the Ingrid Knutsen, which finished its scheduled drydocking in the end of the fourth quarter.

General and administrative expenses were $1.3 million for the first quarter of 2019, which is unchanged from the fourth quarter of 2018.

Depreciation was $22.4 million for the first quarter of 2019, a decrease of $0.1 million from $22.5 million in the fourth quarter of 2018. The decrease is mainly due to decreased depreciation for the Ingrid Knutsen and the Torill Knutsen due to drydock additions in the fourth quarter of 2018.

As a result, operating income for the first quarter of 2019 was $32.4 million compared to $33.0 million in the fourth quarter of 2018.

Interest expense for the first quarter of 2019 was $13.7 million, an increase of $0.3 from $13.4 million for the fourth quarter of 2018 due to higher LIBOR on average for all credit facilities.

As a result, net income for the first quarter of 2019 was $12.9 million compared to $8.8 million for the fourth quarter of 2018.

Net income for the first quarter of 2019 decreased by $17.8 million from net income of $30.7 million for the three months ended March 31, 2018 to net income of $12.9 million for the three months ended March 31, 2019. The operating income for the first quarter of 2019 increased by $0.5 million compared to operating income of $31.9 million in the first quarter of 2018, mainly due to increased earnings from the Anna Knutsen being included in the Partnership’s results of operations from March 1, 2018. Total finance expense for the first quarter of 2019

(1)  EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

increased by $18.4 million compared to finance expense $1.1 million for the first quarter of 2018. The increase was mainly due to increased loss on realized and unrealized loss on derivative instruments and increased interest expense due to additional debt in connection with the acquisitions of the Anna Knutsen and a higher LIBOR on average.

Realized and unrealized loss on derivative instruments was $5.9 million in the first quarter of 2019, compared to a loss of $10.9 million in the fourth quarter of 2018. The unrealized non-cash element of the mark-to-market loss was $6.2 million for the first quarter of 2019 compared to a loss of $11.3 million for the fourth quarter of 2018. Of the unrealized loss for the first quarter of 2019, $7.1 million is related to a mark-to-market loss on interest rate swaps and a gain of $0.9 million is related to foreign exchange contracts.

Distributable cash flow was $25.7 million for the first quarter of 2019 compared to $27.3 million for the fourth quarter of 2018. The decrease in distributable cash flow is mainly due to two less operational earnings days and higher operating expenses on average for the fleet during the first quarter of 2019. After review there was also a small upward adjustment made to the annual estimated maintenance and replacement capital expenditures.

The distribution declared for the first quarter of 2019 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational review

The Partnership’s vessels operated throughout the first quarter of 2019 with 99.8% utilization for scheduled operations.

Financing and Liquidity

As of March 31, 2019, the Partnership had $71.8 million in available liquidity, which consisted of cash and cash equivalents of $43.1 million and $28.7 million of capacity under its revolving credit facilities. The revolving credit facilities mature in August 2019 and September 2023. The Partnership’s total interest-bearing debt outstanding as of March 31, 2019 was $1,069.0 million ($1,059.6 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the first quarter of 2019 was approximately 2.1% over LIBOR.

As of March 31, 2019, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $25.0 million against the NOK at an average exchange rate of NOK 8.28 per 1.00 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of March 31, 2019, the Partnership had entered into various interest rate swap agreements for a total notional amount of $552.4 million to hedge against the interest rate risks of its variable rate borrowings. As of March 31, 2019, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.86% under its interest rate swap agreements, which have an average maturity of approximately 4.7 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of March 31, 2019, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $473.5 million based on total interest-bearing debt outstanding of $1,069.0 million, less interest rate swaps of $552.4 million and less cash and cash equivalents of $43.1 million. The Partnership’s outstanding interest-bearing debt of $1,069.0 million as of March 31, 2019 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2019	$66,203	$25,000
2020	85,945	—
2021	86,545	70,811
2022	71,210	236,509
2023	55,535	202,185
2024 and thereafter	15,181	153,893
Total	$380,619	$688,398

On May 14, 2019, the Partnership obtained approval to extend the maturity of its $25 million unsecured revolving credit facility maturing in August 2019 with the same commercial terms. The refinancing is expected to close in June 2019.

Distributions

On May 15, 2019, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2019 to all common unitholders of record on May 2, 2019. On May 15, 2019, the Partnership also paid a cash distribution to the Series A Preferred unitholders with respect to the quarter ended March 31, 2019 in an aggregate amount equal to $1.8 million.

Outlook

There are no dry dockings scheduled for any of the Partnership’s fleet during the remainder of 2019.

As of March 31, 2019, the Partnership’s fleet of sixteen vessels had an average remaining fixed contract duration of 3.4 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.4 years on average.

In September 2018, Knutsen NYK, the owner of the Partnership’s general partner, entered into new long- term charters with Equinor for two Suezmax DP2 shuttle tanker newbuildings to be constructed by Hyundai Heavy Industries in South Korea with delivery scheduled in the second half of 2020. In December 2018, Knutsen NYK ordered a new Suexmax DP2 shuttle tanker newbuilding to be constructed by Cosco Shipyard in China and to be delivered in early 2021. This shuttle tanker is a replacement vessel for the Knutsen NYK fleet and will be operating in its COA pool if it is not contracted under a long-term charter before delivery. Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for newbuild offshore shuttle tankers will continue to be driven over time based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. The Board further believes that significant growth in demand exists and that this will continue for new shuttle tankers as the availability of existing vessels has reduced and modern operational demands have increased. Consequently, there should be opportunities to further grow the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of sixteen offshore shuttle tankers with an average age of 5.7 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Friday, May 24, 2019 at noon (Eastern Time) to discuss the results for the first quarter of 2019, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•                                          By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•                                          By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

May 23, 2019

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended, December 31
(U.S. Dollars in thousands)	March 31, 2019	December 31, 2018	March 31, 2018	2018
Time charter and bareboat revenues(1)	$70,548	$70,878	$67,386	$278,191
Loss of hire insurance recoveries	—	—	—	450
Other income(2)	1	53	655	815
Total revenues	70,549	70,931	68,041	279,456
Vessel operating expenses	14,456	14,221	13,247	56,730
Depreciation	22,431	22,450	21,574	88,756
General and administrative expenses	1,298	1,289	1,345	5,290
Total operating expenses	38,185	37,960	36,166	150,776
Operating income	32,364	32,971	31,875	128,680
Finance income (expense):
Interest income	238	247	136	739
Interest expense	(13,657)	(13,364)	(10,594)	(49,956)
Other finance expense	(118)	(228)	(337)	(1,260)
Realized and unrealized gain (loss) on derivative instruments(3)	(5,929)	(10,905)	9,977	4,039
Net gain (loss) on foreign currency transactions	(26)	91	(330)	(79)
Total finance expense	(19,492)	(24,159)	(1,148)	(46,517)
Income before income taxes	12,872	8,812	30,727	82,163
Income tax benefit (expense)	(3)	18	(3)	2
Net income	12,869	8,830	30,724	82,165
Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	32,694	32,694
General Partner units	615	615	615	615

(1)                       Time charter revenues for the first quarter of 2019, fourth quarter of 2018 and the first quarter of 2018 include a non-cash item of approximately $0.8 million, $0.9 million and $1.2 million, respectively, in reversal of contract liability and asset provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen and for the Brasil Knutsen based on the average charter rate for the fixed period.

(2)                       Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the Partnership’s initial public offering. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate was paid by Knutsen NYK until April 15, 2018.

(3)                       Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended
(U.S. Dollars in thousands)	March 31, 2019	December 31, 2018	March 31, 2018
Realized gain (loss):
Interest rate swap contracts	$1,078	$711	$(304)
Foreign exchange forward contracts	(788)	(359)	1,105
Total realized gain (loss):	290	352	801
Unrealized gain (loss):
Interest rate swap contracts	(7,098)	(9,896)	8,946
Foreign exchange forward contracts	879	(1,361)	230
Total unrealized gain (loss):	(6,219)	(11,257)	9,176
Total realized and unrealized gain (loss) on derivative instruments:	$(5,929)	$(10,905)	$9,977

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At March 31, 2019	At December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$43,105	$41,712
Amounts due from related parties	1,330	1,141
Inventories	2,565	2,443
Derivative assets	3,957	4,621
Other current assets	2,557	2,462
Total current assets	53,514	52,379

Long-term assets:
Vessels, net of accumulated depreciation	1,744,573	1,767,080
Right-of-use assets(4)	2,210	—
Intangible assets, net	1,740	1,891
Derivative assets	5,775	11,667
Accrued income	4,332	3,807
Total Long-term assets	1,758,630	1,784,445
Total assets	$1,812,144	$1,836,824

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$3,206	$4,800
Accrued expenses	6,430	6,464
Current portion of long-term debt	106,996	106,926
Current lease liabilities	552	—
Current portion of derivative liabilities	862	1,740
Income taxes payable	15	130
Current portion of contract liabilities	1,518	1,518
Prepaid charter	6,429	5,771
Amount due to related parties	594	1,070
Total current liabilities	126,602	128,419

Long-term liabilities:
Long-term debt	952,642	970,365
Lease liabilities(4)	1,658	—
Derivative liabilities	887	345
Contract liabilities	4,825	5,203
Deferred tax liabilities	456	453
Total long-term liabilities	960,468	976,366
Total liabilities	1,087,070	1,104,785
Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	624,408	631,244
General partner interest	11,402	11,531
Total partners’ capital	635,810	642,775
Total liabilities and equity	$1,812,144	$1,836,824

(4)                       In July 2018 the Financial Accounting Standards Board (the “FASB”) issued targeted improvements to the leasing guidance allowing for an optional transition method that allow entities to initially apply the new lease standard and its disclosures at the transition date and recognize as cumulative-effect adjustments to the opening balance of retained earnings. The Partnership adopted the new leasing standard on January 1, 2019.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

					Serie A
	Partners’ Capital		Accumulated Other		Convertible
(U.S. Dollars in thousands)	Common Units	General Partner Units	Comprehensive Income (Loss)	Total Partners’ Capital	Preferred Units
Consolidated balance at December 31, 2017	$628,471	$11,479	$—	$639,950	$89,264
Net income	28,390	534	—	28,924	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Net proceeds from issuance of common units	(4)	—	—	(4)	—
Consolidated balance at March 31, 2018	$639,156	11,680	—	650,836	89,264
Consolidated balance at December 31, 2018	$631,244	$11,531	$—	$642,775	$89,264
Net income	10,865	204	—	11,069	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at March 31, 2019	$624,408	$11,402	$—	$635,810	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2019	2018
OPERATING ACTIVITIES
Net income	$12,869	$30,724
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	22,431	21,574
Amortization of contract intangibles / liabilities	(228)	(228)
Amortization of deferred revenue	—	(372)
Amortization of deferred debt issuance cost	656	574
Drydocking expenditure	76	(526)
Income tax expense	3	3
Income taxes paid	(121)	(172)
Unrealized (gain) loss on derivative instruments	6,219	(9,477)
Unrealized (gain) loss on foreign currency transactions	14	(79)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(190)	(243)
Decrease (increase) in inventories	(122)	50
Decrease (increase) in other current assets	(95)	1,274
Decrease (increase) in accrued revenue	(525)	(589)
Increase (decrease) in trade accounts payable	(1,592)	(2,536)
Increase (decrease) in accrued expenses	(34)	(371)
Increase (decrease) prepaid charter	659	(8,319)
Increase (decrease) in amounts due to related parties	(476)	1,129
Net cash provided by operating activities	39,544	32,416

INVESTING ACTIVITIES
Acquisition of Anna Knutsen (net of cash acquired)	—	(15,376)
Net cash (used in) investing activities	—	(15,376)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	145,500
Repayment of long-term debt	(18,330)	(121,200)
Repayment of long-term debt from related parties	—	(22,536)
Payment of debt issuance cost	21	(1,053)
Cash distribution	(19,834)	(19,834)
Net proceeds from issuance of common units	—	(4)
Net cash (used in) financing activities	(38,143)	(19,127)
Effect of exchange rate changes on cash	(8)	35
Net increase (decrease) in cash and cash equivalents	1,393	(2,051)
Cash and cash equivalents at the beginning of the period	41,712	46,104
Cash and cash equivalents at the end of the period	$43,105	$44,053

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended March 31, 2019 (unaudited)	Three Months Ended December 31, 2018 (unaudited)
Net income	$12,869	$8,830
Add:
Depreciation	22,431	22,450
Other non-cash items; Amortization of deferred debt issuance cost	656	683
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	6,219	11,257
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(13,879)	(13,250)
Distribution to Series A Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue and amortization of intangible assets	(228)	(291)
Other non-cash items; accrued income	(525)	(615)
Distributable cash flow	$25,743	$27,264
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.43	1.51

(1)      Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended March 31 2019 (unaudited)	Three Months Ended December 31 2018 (unaudited)
Net income	$12,869	$8,830
Interest income	(238)	(247)
Interest expense	13,657	13,364
Depreciation	22,431	22,450
Income tax expense	3	(18)
EBITDA	48,722	44,379
Other financial items (a)	6,073	11,042
Adjusted EBITDA	54,795	55,421

(a)                       Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•                  market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•                  Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•                  forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•                  KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•                  KNOT Offshore Partners’ anticipated growth strategies;

•                  the effects of a worldwide or regional economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  fluctuations in the price of oil;

•                  general market conditions, including fluctuations in hire rates and vessel values;

•                  changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•                  KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•                  the repayment of debt and settling of any interest rate swaps;

•                  KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•                  KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•                  KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•                  KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•                  KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•                  the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•                  timely purchases and deliveries of newbuilds;

•                  future purchase prices of newbuilds and secondhand vessels;

•                  any impairment of the value of KNOT Offshore Partners’ vessels;

•                  KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•                  availability of skilled labor, vessel crews and management;

•                  KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•                  the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  Marshall Islands economic substance requirements;

•                  KNOT Offshore Partners’ ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of KNOT Offshore Partners’ securities in the public market;

•                  KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•                  other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.